As filed with the Securities and Exchange Commission on August 19, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

New Skies Satellites N.V.

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .............................N/A...................................................................................

New Skies Reports Second Quarter 2004 Results

THE HAGUE, Netherlands, August 19, 2004 – New Skies Satellites N.V. (AEX, NYSE: NSK), the global satellite communications company, today reported financial results for the three- and six-month periods ended June 30, 2004. Revenues for the quarter were $83.3 million, EBITDA (A) was $56.5 million, and net income was $19.5 million, or $0.16 diluted earnings per share.

The 2004 performance includes two non-recurring events(B): (i) the orbital slot coordination agreement with Intelsat disclosed last quarter and the corresponding receipt of a one-time cash payment of $32.0 million in the second quarter 2004 and (ii) costs incurred relating to the purchase of the Company by affiliates of The Blackstone Group of $0.7 million and $2.8 million, in the first and second quarters of 2004, respectively.

Commenting on the results, New Skies CEO Dan Goldberg said:

The second quarter represented yet another solid performance for New Skies, with revenues, EBITDA and free cash flow coming in at significantly higher levels, primarily as a result of the recognition of a one-time cash payment from Intelsat of $32 million. If we exclude this one-time payment, revenues were consistent with the previous quarter, but down from the same period last year. Although we secured a number of important commercial opportunities for a range of video, data, IP and government services, excess satellite capacity continues to place downward pressure on transponder rates.

Notwithstanding the challenging operating environment, we were able to substantially increase free cash flow(C) to $86 million for the six-month period, and we continue to leverage the strengths of our global network to attract new business, increasing the fleet-wide fill rate during the quarter and growing backlog modestly.

In particular, the DTH and video capabilities of our newer satellites, NSS-6 and NSS-7, continue to be in strong demand by broadcasters. During the quarter, we concluded a major contract with India’s Department of Space

(A)	See definition of EBITDA and “Reconciliation of EBITDA to net income” in Note 3 of “Notes to the consolidated quarterly financial information”.

(B)	See Note 2 of “Notes to the consolidated quarterly financial information”.

(C)	See definition of free cash flow and “Reconciliation of net cash provided by operating activities to free cash flow from operations” in Note 4 of “Notes to the consolidated quarterly financial information”.

to provide NSS-6 capacity for Zee Television’s DTH service in India. Adding to the agreement secured last quarter for the DTH platform of Doordarshan, India’s national broadcaster, this latest contract firmly establishes NSS-6 as the premier DTH satellite for the Indian subcontinent.

Additionally, we signed a significant agreement with Globecast for the distribution of a number of Algerian channels throughout the Middle East and North Africa, further strengthening NSS-7‘s position as the leading satellite for video distribution throughout the whole of Africa.

Finally, I’m pleased to report that our agreement for the sale of the company to affiliates of The Blackstone Group is on track and we now expect the transaction to be completed by the end of this year.

Financial highlights:

For the three- and six-month periods ended June 30, 2004, New Skies achieved the following financial results:

•	Revenues for the three months ended June 30, 2004 were $83.3 million, an increase of $28.6 million, or 52 percent, from $54.7 million in the same period in 2003. For the first six months of the year, revenues were $135.1 million, up $28.4 million, or 27 percent, compared to $106.7 million in 2003. Revenues for the current quarter and six-month period include the orbital location coordination agreement signed with Intelsat resulting in a corresponding one-time cash receipt of $32.0 million. Excluding this agreement, revenues were $51.3 million for the quarter and $103.1 million for the first six months of the year.

•	Operating expenses, excluding depreciation, increased $2.8 million for the quarter, and $5.2 million for the six months ended June 30, 2004, as compared to the same periods in 2003. These net increases are primarily due to certain costs relating to the currently undertaken purchase of New Skies by affiliates of The Blackstone Group ($2.8 million for the quarter and $3.5 million for the six-month period), increased in-orbit insurance costs ($0.8 million for the quarter and $2.3 million for the six-month period) and increased stock compensation expense ($0.4 million for the six-month period), partially offset by savings rising from careful management of our discretionary costs.

•	Net income for the second quarter 2004 was $19.5 million compared to $3.1 million in the same period in the prior year, while the net income for the six-month period ended June 30, 2004 was $19.6 million compared to $6.7 million in the same period in the prior year. Net income for the three months ended June 30, 2004 reflected the orbital location coordination agreement and corresponding receipt of a one-time cash payment of $32.0 million and the incurrence of acquisition-related expenses of $2.8 million ($3.5 million for the six month period ended June 30, 2004). Excluding these two non-recurring events, net income for quarter was $0.8 million, and $1.4 million for the six-month period.

•	In the second quarter 2004, EBITDA was $56.5 million, compared to $30.7 million for the same period in the prior year. EBITDA for the six months ended June 30, 2004 was $82.9 million, as compared to $59.7 million for the same period in 2003. Excluding the two non-recurring events previously mentioned, EBITDA for the second quarter 2004 was $27.3 million, and $54.4 million for the six-month period ended June 30, 2004.

•	The company achieved positive free cash flow position of $58.8 million in the second quarter 2004 compared to $26.3 million in 2003. Free cash flow for the six months ended June 30, 2004 was $86.0 million compared to free cash flow of $36.1 million in the same period in the prior year. Excluding the two non-recurring events previously mentioned, free cash flow for the second quarter 2004 was $29.6 million, and $57.5 million for the six-month period ended June 30, 2004.

•	Backlog at the end of the second quarter 2004 was $649 million, approximately three times annual revenues, compared to $700 million in the same period last year, and to $645 million at the end of the first quarter 2004.

Operating highlights:

New Skies secured several major video-related opportunities in the quarter, including agreements with:

•	The commercial arm of India’s Department of Space, Antrix Corporation, for multiple transponders on the NSS-6 satellite to support the expansion of Zee Telefilms’ direct-to-home television service DISH TV in India.

•	Globecast for capacity to distribute several Algerian television channels throughout North Africa and the Middle East over the NSS-7 satellite.

The company also concluded a number of important data, IP and voice services contracts with:

•	Com-ToNet S.A., a leading Greek IP service provider and teleport operator, for a full transponder on NSS-6 to offer broadband connections to the European Internet backbone for corporations, government agencies, telecommunications companies and Internet service providers operating throughout the Middle East.

•	Streamlink Communications, a Kuwaiti-based broadband service provider, to support a new two-way IP network using multiple transponders on the high-powered NSS-6 satellite.

•	Nursat, a leading private telecommunications operator in Kazakhstan, for capacity on the NSS-703 Indian Ocean region satellite to support rural telecommunications throughout the Central Asian country.

Government services continued to play an important role as New Skies signed significant contracts with AT&T and the International Broadcasting Bureau.

During the quarter, New Skies also announced two new Internet offerings, IPsys® Broadbandsm for Asia and IPsys® Bandwidth on Demandsm for Latin America. The services are designed to deliver next-generation two-way satellite broadband services, such as virtual private networks and high-speed Internet connectivity, video conferencing, rural telecommunications, Voice over IP, and distance learning networks.

Additionally, New Skies supported special events programming, including UEFA Euro 2004, Wimbledon, the French Open and Formula One Racing for ABC, BT Broadcast Services, CNN, EBU, NHK, NTL, RAI, Reuters, and TV Globo among others.

Recent developments:

On June 5, 2004, New Skies signed a definitive agreement for the sale of the company to affiliates of The Blackstone Group, a leading private investment firm, for $956 million in cash, equivalent to approximately $7.96 per fully diluted share. New Skies and The Blackstone Group have received certain regulatory and shareholder approvals necessary for the completion of the transaction, including:

•	On July 2, 2004, New Skies and The Blackstone Group received early termination of the required waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 for Blackstone’s acquisition of New Skies.

•	On July 19, 2004, New Skies’ shareholders overwhelmingly approved the sale of the company, with 92.4 percent of shares in attendance voting for the acquisition.

•	The Netherlands’ Ministry of Economic Affairs formally approved the transaction on July 28, 2004.

New Skies anticipates that the transaction will be completed by the end of 2004, following the receipt of the remaining approvals and satisfaction of other customary closing conditions.

About New Skies Satellites (AEX, NYSE: NSK)

New Skies Satellites is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, data, voice, and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations, Internet service providers and government entities around the world. New Skies has five satellites in orbit, ground facilities around the world and one additional spacecraft under construction. The company also has secured certain rights to make use of additional orbital positions for future growth. New Skies is headquartered in The Hague, the Netherlands, and has offices in Beijing, Hong Kong, New Delhi, São Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at www.newskies.com.

Conference call:

CEO Dan Goldberg and CFO Andrew Browne will host a conference call today at 5 p.m. (CET). To listen in please dial +44 20 7162 0025, passcode "New Skies."

The call will also be webcast live on the New Skies web site at: http://www.newskies.com/ir.

The conference call will be available for replay, 24 hours a day for the subsequent 5 working days and will also be archived on New Skies’ website. The international dial-in number for the replay is +44 20 8288 4459 (callers in the United States may dial +1 334 323 6222; for the UK only on free phone number: 0500 637 880) Passcode: 737852.

For enquiries, please contact:
Jeff Bothwell
Corporate Communications, New Skies Satellites	+31 70 306 4239
Jbothwell@newskies.com	+31 6 1131 0183

Boris Djordjevic
Investor Relations, New Skies Satellites	+31 70 306 4183
bdjordjevic@newskies.com

Leon Melens	+31 20 647 8181
SPJ
lmelens@spj.nl

Safe Harbor

Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a "safe harbor" for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. New Skies Satellites N.V. has made certain forward-looking statements in this document in reliance on those safe harbors. A forward-looking statement concerns the company's or management's intentions or expectations, or are predictions of future performance. These statements are identified by words such as "intends", "expects", "anticipates", "believes", "estimates", "may", "will", "should" and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause New Skies' actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Factors which may affect the future performance of New Skies include: delays or problems in the construction or launch of future satellites; technical performance of in-orbit satellites and earth-based infrastructure; increased competition and changes in technology; growth of and access to the company's target markets; legal and regulatory developments affecting the company's business; and worldwide business and economic conditions, among other things. These risks and other risks affecting New Skies' business are described in the company's periodic filings with the U.S. Securities and Exchange Commission, including but not limited to New Skies' Annual Report on Form 20-F for the year ended December 31, 2003. Copies of these filings may be obtained by contacting the SEC. New Skies disclaims any obligation to update the forward-looking statements contained in this document.

New Skies Satellites N.V. and Subsidiaries
Consolidated Balance Sheets

June 30, 2004 and December 31, 2003
(In thousands of U.S. Dollars, except share data)

	June 30,	December 31,
	2004	2003

	(unaudited)
Assets
Current Assets
Cash and cash equivalents	$102,917	$23,253
Trade receivables	43,339	41,870
Prepaid expenses and other assets	11,740	14,782

Total Current Assets	157,996	79,905

Communications, plant and other property, net	978,441	1,026,580
Deferred tax asset	8,620	8,748
Other assets	258	603

TOTAL	$1,145,315	$1,115,836

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities	$23,430	$17,518
Income taxes payable	42,282	32,346
Deferred revenues and other liabilities	8,745	8,138
Satellite performance incentives	6,561	6,429

Total Current Liabilities	81,018	64,431

Long Term Liabilities	46,070	49,615

Shareholders' Equity
Governance preference shares (227,530,000 shares	-	-
authorized, par value €0.05; none issued)
Cumulative preferred financing shares (22,753,000 shares	-	-
authorized, par value €0.05; none issued)
Ordinary Shares (204,777,000 shares authorized, par value
€0.05; 118,096,572 and 117,668,652 shares issued,
respectively)	5,458	5,431
Additional paid-in capital	928,122	926,109
Retained earnings	82,758	67,854
Unearned compensation	(82)	(179)
Accumulated other comprehensive income	1,971	2,575

Total Shareholders' Equity	1,018,227	1,001,790

TOTAL	$1,145,315	$1,115,836

New Skies Satellites N.V. and Subsidiaries
Consolidated Statements of Income

Three-month periods ended June 30, 2004 and 2003 (unaudited)
(In thousands of U.S. Dollars, except share data)
	Three-month periods ended
	June 30
	2004	2003
Revenues (See Note 2)	$83,253	$54,650

Operating expenses:
Cost of operations	13,623	13,114
Selling, general and administrative ( See Note 2)	13,151	10,874
Depreciation	25,775	25,701

Total Operating Expenses	52,549	49,689

Operating Income	30,704	4,961
Interest expense, net	258	68

Income Before Income Tax Expense	30,446	4,893
Income tax expense	10,961	1,761

Net Income	$19,485	$3,132

Earnings Per Share:
Basic	$0.17	$0.03
Diluted	0.16	0.03

Six-month periods ended June 30, 2004 and 2003 (unaudited)
(In thousands of U.S. Dollars, except share data)
	Six-month periods ended
	June 30
	2004	2003
Revenues (See Note 2)	$135,108	$106,661

Operating expenses:
Cost of operations	27,375	25,694
Selling, general and administrative (See Note 2)	24,838	21,307
Depreciation	51,643	48,626

Total Operating Expenses	103,856	95,627

Operating Income	31,252	11,034
Interest expense, net	588	549

Income Before Income Tax Expense	30,664	10,485
Income tax expense	11,039	3,775

Net Income	$19,625	$6,710

Earnings Per Share:
Basic	$0.17	$0.06
Diluted	0.16	0.06

New Skies Satellites N.V. and Subsidiaries
Consolidated Statements of Cash Flows (unaudited)

Six-month periods ended June 30, 2004 and 2003
(In thousands of U.S. Dollars)

	Six-month periods ended
	June 30
	2004	2003
Cash flows from operating activities:
Net income	$19,625	$6,710

Adjustments for non-cash items:
Depreciation	51,643	48,626
Deferred taxes	775	641
Stock compensation expense	1,396	968

Changes in operating assets and liabilities:
Trade receivables	(1,573)	(3,048)
Prepaid expenses and other assets	2,297	1,476
Accounts payable and accrued liabilities	5,428	1,776
Income taxes payable	9,846	1,563
Other liabilities	453	(2,449)

Net Cash Provided By Operating Activities	89,890	56,263

Cash flows from investing activities:
Payments for communication, plant and other
property	(3,859)	(20,210)

Net Cash Used In Investing Activities	(3,859)	(20,210)

Cash flows from financing activities:
Repayment of short-term borrowings	-	(5,000)
Treasury stock acquired	-	(32,162)
Stock options exercised	741	-
Dividends paid	(3,985)	-
Satellite performance incentives and other	(2,838)	(2,421)

Net Cash Used In Financing Activities	(6,082)	(39,583)

Effect of exchange rate differences	(285)	310

Net change in cash and cash equivalents	79,664	(3,220)
Cash and cash equivalents, beginning of year	23,253	8,329

Cash and cash equivalents, end of period	$102,917	$5,109

Cash payments for interest (net of amounts capitalized) were nil for the six-month periods ended June 30, 2004 and 2003. Income taxes paid amounted to $1.1 million and $1.8 million for the six-month periods ended June 30, 2004 and 2003, respectively.

New Skies Satellites N.V. and Subsidiaries
Notes to the consolidated quarterly financial information

Three- and six-month periods ended June 30, 2004 and 2003 (unaudited)

(1)	Acquistion of the Company

On June 5, 2004, the Company signed a definitive agreement for the sale of the Company to affiliates of The Blackstone Group ("Purchaser"), a private investment firm, for $956 million in cash, equivalent to approximately $7.96 per fully diluted share ("Blackstone Transaction"). According to the agreement, the sale of the Company involves the transfer of New Skies' business and operations to certain wholly-owned subsidiaries of Cayman Islands private equity funds affiliated with The Blackstone Group and the distribution of the cash proceeds to our shareholders. The sale would be structured as the sale of substantially all assets to, and the assumption of substantially all liabilities by, the Purchaser.

On July 19, 2004, New Skies' shareholders approved the sale of the company, with 92.4 percent of shares in attendance voting for the acquisition. It is expected that the transaction will be completed once the applicable regulatory approvals have been received and certain financing and other customary conditions have been satisfied. After the closing of the Blackstone Transaction, a liquidation of New Skies is contemplated, pursuant to which two liquidation distributions will be paid to shareholders: (i) an initial liquidation distribution which is expected to consist of approximately 95 percent of the cash proceeds of the asset sale shortly after the closing of the Blackstone Transaction; and (ii) a final liquidation distribution of the remaining cash proceeds approximately ten weeks after the initial distribution. This process is expected to conclude by approximately the end of 2004 or early 2005.

(2)	Additional information

The second quarter and year-to-date 2004 performance includes two non-recurring events:

(i) a comprehensive agreement with Intelsat relating to certain longstanding orbital slot coordination matters, whereby New Skies agreed not to bring a satellite into use at the 120.8 degrees west longitude location in order to ensure Intelsat's IA-13 satellite will be able to operate at 121 degrees west longitude without interference. In return, Intelsat made a one-time payment to New Skies of $32 million. Both parties also resolved all outstanding coordination issues regarding operations at 340 degrees east longitude and 57 degrees east longitude, safeguarding New Skies' planned operations in the Atlantic Ocean region and for our NSS-8 satellite, planned for operation in the Indian Ocean region, and

(ii) costs incurred relating to the purchase of the Company by affiliates of The Blackstone Group of $0.7 million and $2.8 million, in the first and second quarters of 2004, respectively.

(3)	Reconciliation of EBITDA to net income

New Skies believes earnings before interest, taxes, depreciation, amortization and other expenses, primarily financing costs relating to the revolving credit facility, (EBITDA) is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. EBITDA is reconciled to net income as follows:

(in thousands of U.S. dollars)	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2004	2003	2004	2003

Net income	$19,485	$3,132	$19,625	$6,710
Income tax expense	10,961	1,761	11,039	3,775
Interest expense	382	696	784	1,187
Interest expense capitalized	(382)	(696)	(784)	(1,187)
Interest-financing costs	258	68	588	549
Depreciation	25,775	25,701	51,643	48,626

EBITDA	$56,479	$30,662	$82,895	$59,660

(4) Reconciliation of net cash provided by operating activities to free cash flow from operations New Skies believes free cash flow from operations is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Free cash flow from operations is not presented as an alternative measure of cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. Free cash flow from operations as presented herein may not be comparable to similarly titled measures reported by other companies. Free cash flow from operations is reconciled to net cash provided by operating activities as follows:

(in thousands of U.S. dollars)	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2004	2003	2004	2003

Net cash provided by operating activities	$60,479	$31,102	$89,890	$56,263
Payments for communication, plant and
other property	(1,674)	(4,776)	(3,859)	(20,210)

Free cash flow from operations	$58,805	$26,326	$86,031	$36,053

(5) Stock based compensation

Effective January 1, 2003, New Skies adopted the fair value based method of accounting for stock compensation under SFAS 123, Accounting for Stock-Based Compensation, transitioning via the prospective method. The following table illustrates the effect on net income and earnings per share if New Skies had applied the fair value recognition provisions of SFAS 123 for all stock-based compensation awards.

(in thousands of U.S. dollars,	Three-month periods ended		Six-month periods ended
except earnings per share data)	June 30,		June 30,
	2004	2003	2004	2003

Net income, as reported	$19,485	$3,132	$19,625	$6,710
Add: Stock-based employee compensation expense
included in reported net income, net of taxes	521	425	991	666
Less: Total stock-based employee compensation
expense determined under fair value based
Method for all awards, net of taxes	(876)	(1,270)	(1,871)	(2,632)

Pro forma net income	$19,130	$2,287	$18,745	$4,744

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2004	2003	2004	2003

Earnings per share:
Basic, as reported	$0.17	$0.03	$0.17	$0.06
Basic, pro forma	0.16	0.02	0.16	0.04
Diluted, as reported	0.16	0.03	0.16	0.06
Diluted, pro forma	0.16	0.02	0.16	0.04

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By: /s/ Andrew Browne
 Name: Andrew Browne
Title:   CFO and Management Board Member

Date: August 19, 2004